UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:   ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

EXTRACT OF ITEM 1 OF THE MINUTES OF THE 368TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 12, 2011.

In my role as secretary of the meeting of the Board of Directors, held on this date, I CERTIFY that item 1 of the Agenda, the “Issuance of Debentures by TNL in the amount of R$1.5 billion,” of the Minutes of the 368th Meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on May 12, 2011, at 2 p.m., in the Meeting Room of Board of Directors of the Company, located at Praia de Botafogo No. 300 – 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“The meeting having started, regarding item (1) of the Agenda, Bayard Gontijo presented a proposal for the Company to issue simple debentures, not convertible into shares, in a single series, to be distributed with restricted efforts, pursuant to CVM Instruction No. 476, dated January 16, 2009 (“CVM Instruction 476”), directed exclusively at qualified investors, as defined under CVM Instruction 476 (“3rd Issuance of Debentures”), in the amount of R$1.5 billion (one billion, five hundred million reais), with the proceeds from the issuance to be used to refinance the commercial promissory notes issued by the Company on February 15, 2011. The technical characteristics of the transaction are as follows: (a) Issuer: Tele Norte Leste Participações S.A.; (b) Coordinators: Banco Itaú BBA S.A., as lead coordinator, and BB-Banco de Investimento S.A.; (c) Instrument: Public Debentures, Simple, Not Convertible into Shares; (d) Type: Unsecured without additional guarantee; (e) Placement: Public Offering with Restricted Distribution Efforts (CVM Instruction No. 476); (f) Quantity and Face Value per Unit: 150,000 (one hundred and fifty thousand) debentures / R$10 thousand (ten thousand reais); (g) Total Amount: up to R$1.5 billion; (h) Series: single; (i) Firm Guarantee: R$1.5 billion by the Coordinators; (j) Interest: CDI + 0.65% per annum; (k) Term: 1 year; (l) Amortization and Interest Payments: bullet (interest and principal at maturity); (m) Early Redemption: After 270 days at the exclusive criteria of the Issuer at the yield curve; and (n) Maximum Coordination Fee: 0.01% flat. The necessary clarifications having been made, the matter was approved unanimously by the Board Members present. The Board of Directors also approved the meeting of a general extraordinary shareholders’ meeting to be held on May 23 to decide on: (a) the 3rd Issuance of Debentures; as well as (b) the delegation of powers to the Board of Directors to decide on or amend the conditions referred to in the second part of paragraph 1 of article 59 of Law No. 6,404/1976, as amended. Finally, the Board of Directors delegated to the Executive Board of Tele Norte Leste Participações S.A. the powers to perform all of the necessary acts to accomplish the execution of the referred to transaction, including, but not limited to, signing all documentation pertinent to the implementation of the transaction.”

A majority of the active members of the Board of Directors were present, and the following affixed their signatures: (/s/) José Mauro M. Carneiro da Cunha – Chairman, Alexandre Jereissati Legey, Fernando Magalhães Portella, Fábio de Oliveira Moser, Carlos Fernando Costa, Sergio Franklin Quintella, Monica Dias (alternate), Shakhaf Wine, Renato Torres de Faria and Claudio Figueiredo Coelho Leal. Rio de Janeiro, May 12, 2011.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer